Exhibit 99.2

For Immediate Release For Details Contact: Ed Richardson	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA
Chairman and Chief Executive Officer	Phone:	(630) 208-2200
Richardson Electronics, Ltd.	Fax:	(630) 208-2550
Phone: (630) 208-2340 E-mail: info@rell.com

Richardson Reports Record Earnings Per Share of $2.30 for Fiscal 2007

LaFox, IL, Wednesday, August 15, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL) announced today results for its fiscal fourth quarter and fiscal year ended June 2, 2007. Sales in fiscal 2007 were $557.3 million, an increase of 5.3% from fiscal 2006. Gross profit improved 3.0% to $132.4 million in fiscal 2007 as compared with $128.5 million last year.

SG&A expenses increased to $128.2 million during fiscal 2007 as compared with $120.2 million in fiscal 2006. SG&A in fiscal 2007 included restructuring costs of $2.9 million, higher employee related costs to support sales growth, additional stock compensation expense of $0.8 million related to the adoption of SFAS No. 123(R), and fiscal 2006 restatement related expenses of $0.6 million. SG&A as a percentage of net sales increased to 23.0% of sales in fiscal 2007 as compared with 22.7% of sales in fiscal 2006. Operating income was $7.8 million in fiscal 2007, which included a gain on sale of assets of $3.6 million.

On May 31, 2007, the Company completed the sale of its Security Systems Division/Burtek Systems (SSD/Burtek) strategic business unit to Honeywell International Inc. for $80 million. After transaction expenses paid through June 2, 2007, net cash proceeds from the sale were $78.1 million. The transaction resulted in an after tax gain of $41.6 million after additional transaction costs of $2.5 million were accrued as of June 2, 2007. The Company has used the net proceeds received and will continue to use the net proceeds classified as restricted cash from the sale to pay down debt outstanding under its multi-currency revolving credit agreement. The Company presents SSD/Burtek as a discontinued operation, and prior period results have been restated to reflect this reporting.

Net income was a Company record at $40.7 million in fiscal 2007, or $2.30 per diluted common share, as compared to a net loss of $2.6 million, or $0.15 per diluted common share, last fiscal year.

Sales growth for fiscal 2007 was led by the RF, Wireless & Power Division (RFPD) with a 10.7% increase in sales over the prior year. RFPD sales reached $369.9 million with strong global demand for power conversion, infrastructure, and passive/interconnect products. Sales in the Electron Device Group increased 7.1% to reach a milestone of over $100 million due to higher sales of semiconductor fabrication and tube products. Sales in the Display Systems Group were 13.6% lower for fiscal 2007 at $82.1 million due to lower sales of medical monitors and a decrease in project business for custom displays.

On a geographic basis, the Company continued its annual double-digit growth in Asia/Pacific with sales of $165.2 million during fiscal 2007, an 11.6% increase over the prior year, due to strong demand for wireless infrastructure, power conversion, and passive/interconnect products. Sales in Europe increased 11.3% to $143.8 million as compared to last year, due to sales growth in power conversion, wireless, and electron device products. Sales in North America increased 0.6% to $229.3 million in fiscal 2007 due to increased sales in wireless, power conversion, and electron device products, partially offset by lower demand for display system products. Sales in Latin America decreased 8.7% to $17.0 million as warehouses in Mexico and Columbia were closed as part of a global restructuring plan.

“The sale of SSD/Burtek, a business unit that has made a major contribution to Richardson over the years, will allow us to increase our focus on our remaining SBU’s, which have greater potential for growth. We were pleased with the gain on the sale of SSD/Burtek. In addition, the sale will allow us to repay a substantial amount of our bank and intercompany debt, which will reduce interest expense and should eliminate the majority of the foreign exchange gains and losses that have impacted our quarterly performance,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “We are excited to continue focusing on our engineered solutions strategies, strengthening our market presence in Asia/Pacific and Europe, and improving our overall operational performance and asset utilization in fiscal 2008.”

On Thursday, August 16, 2007 at 9:00 a.m. CDT, Mr. Edward J. Richardson, Chairman, Chief Executive Officer and President, will host a conference call to discuss the release. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 800-762-6568 approximately five minutes prior to the start of the call. A replay of the call will be available from 12:30 p.m. on August 16, 2007 through October 16, 2007. The telephone numbers to access the replay in the U.S. is 800-475-6701 and outside of the U.S. is 320-365-3844; access code 882917.

This release includes certain “forward-looking” statements as defined by the SEC. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

Richardson Electronics, Ltd.

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

Statements of Operations

	Three Months Ended		Twelve Months Ended
	June 2, 2007	June 3, 2006	June 2, 2007	June 3, 2006
	(unaudited)	(unaudited)
Net sales	$146,246	$143,475	$557,291	$529,097
Cost of sales	113,343	109,927	424,888	400,607

Gross profit	32,903	33,548	132,403	128,490
Selling, general, and administrative expenses	36,428	33,942	128,175	120,233
Gain on disposal of assets	(1,518)	(13)	(3,616)	(154)

Operating (loss) income	(2,007)	(381)	7,844	8,411

Other (income) expense:
Interest expense	1,081	1,667	5,292	6,281
Investment income	(107)	(163)	(992)	(411)
Foreign exchange (gain) loss	(1,359)	(1,332)	(1,078)	712
Retirement of long-term debt expenses	—	—	2,540	—
Other, net	(102)	122	(100)	303

Total other (income) expense	(487)	294	5,662	6,885

(Loss) income from continuing operations before income taxes	(1,520)	(675)	2,182	1,526
Income tax provision (benefit)	(1,022)	3,800	634	5,536

(Loss) income from continuing operations	(498)	(4,475)	1,548	(4,010)
Discontinued operations:
(Loss) income from discontinued operations, net of provision for income tax of $976, $65, $3,428, and $2,682, respectively	(1,408)	866	(2,434)	1,368
Gain on sale of discontinued operations, net of provision for income tax of $2,824	41,565	—	41,565	—

Income from discontinued operations	40,157	866	39,131	1,368

Net income (loss)	$39,659	$(3,609)	$40,679	$(2,642)

Net income (loss) per common share – basic:
Income (loss) from continuing operations	$(0.03)	$(0.26)	$0.09	$(0.23)
Income from discontinued operations	2.32	0.05	2.27	0.08

Net income (loss) per common share – basic	$2.29	$(0.21)	$2.36	$(0.15)

Net income (loss) per Class B common share – basic:
Income (loss) from continuing operations	$(0.03)	$(0.24)	$0.08	$(0.21)
Income from discontinued operations	2.09	0.05	2.04	0.07

Net income (loss) per Class B common share – basic	$2.06	$(0.19)	$2.12	$(0.14)

Net income (loss) per common share – diluted:
Income (loss) from continuing operations	$(0.03)	$(0.26)	$0.09	$(0.23)
Income from discontinued operations	2.32	0.05	2.21	0.08

Net income (loss) per common share – diluted	$2.29	$(0.21)	$2.30	$(0.15)

Net income (loss) per Class B common share – diluted:
Income (loss) from continuing operations	$(0.03)	$(0.24)	$0.08	$(0.21)
Income from discontinued operations	2.09	0.05	2.03	0.07

Net income (loss) per Class B common share – diluted	$2.06	$(0.19)	$2.11	$(0.14)

Weighted average number of shares:
Common shares – basic	14,588	14,330	14,517	14,315

Class B common shares – basic	3,048	3,093	3,048	3,093

Common shares – diluted	14,588	14,330	17,667	14,315

Class B common shares – diluted	3,048	3,093	3,048	3,093

Dividends per common share	$0.040	$0.040	$0.160	$0.160

Dividends per Class B common share	$0.036	$0.036	$0.144	$0.144

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Twelve Months of Fiscal 2007 and 2006

(Unaudited, in thousands)

By Business Unit:

	Net Sales			Gross Profit
	FY 2007	FY 2006	% Change	FY 2007	GP% of Sales	FY 2006	GP% of Sales
Fourth Quarter
RF, Wireless & Power Division	$99,369	$92,879	7.0%	$21,907	22.0%	$19,944	21.5%
Electron Device Group	26,639	24,091	10.6%	8,970	33.7%	7,895	32.8%
Display Systems Group	19,310	25,129	(23.2%)	4,275	22.1%	5,950	23.7%
Corporate	928	1,376	(32.6%)	(2,249)		(241)

Total	$146,246	$143,475	1.9%	$32,903	22.5%	$33,548	23.4%

Twelve Months
RF, Wireless & Power Division	$369,936	$334,131	10.7%	$84,338	22.8%	$75,834	22.7%
Electron Device Group	101,191	94,443	7.1%	32,942	32.6%	30,438	32.2%
Display Systems Group	82,111	95,010	(13.6%)	19,145	23.3%	24,509	25.8%
Corporate	4,053	5,513	(26.5%)	(4,022)		(2,291)

Total	$557,291	$529,097	5.3%	$132,403	23.8%	$128,490	24.3%

By Geographic Area:
	Net Sales			Gross Profit
	FY 2007	FY 2006	% Change	FY 2007	GP% of Sales	FY 2006	GP% of Sales
Fourth Quarter
North America	$58,602	$58,878	(0.5%)	$16,258	27.7%	$14,517	24.7%
Asia/Pacific	45,924	41,300	11.2%	10,524	22.9%	9,369	22.7%
Europe	37,098	35,977	3.1%	8,867	23.9%	9,134	25.4%
Latin America	4,398	5,102	(13.8%)	1,233	28.0%	1,336	26.2%
Corporate	224	2,218	(89.9%)	(3,979)		(808)

Total	$146,246	$143,475	1.9%	$32,903	22.5%	$33,548	23.4%

Twelve Months
North America	$229,296	$227,926	0.6%	$61,849	27.0%	$59,059	25.9%
Asia/Pacific	165,230	147,993	11.6%	39,052	23.6%	35,532	24.0%
Europe	143,823	129,212	11.3%	36,481	25.4%	35,161	27.2%
Latin America	16,979	18,601	(8.7%)	4,845	28.5%	5,411	29.1%
Corporate	1,963	5,365	(63.4%)	(9,824)		(6,673)

Total	$557,291	$529,097	5.3%	$132,403	23.8%	$128,490	24.3%

Note:	Europe includes net sales and gross profit to the Middle East and Africa.

Latin America includes net sales and gross profit to Mexico.

Corporate consists of freight, other non-specific net sales and gross profit, and customer cash discounts.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	June 2, 2007	June 3, 2006
Assets
Current assets:
Cash and cash equivalents	$17,436	$17,010
Restricted cash	61,899	—
Receivables, less allowance of $1,574 and $1,965	105,709	99,631
Inventories	110,174	99,484
Prepaid expenses	5,129	3,509
Deferred income taxes	2,131	1,527
Current assets of discontinued operations held for sale	242	34,168

Total current assets	302,720	255,329

Non-current assets:
Property, plant and equipment, net	29,703	30,070
Goodwill	11,611	11,256
Other intangible assets, net	1,581	2,092
Non-current deferred income taxes	389	1,300
Assets held for sale	1,004	1,018
Other assets	2,058	3,814
Non-current assets of discontinued operations held for sale	5	4,420

Total non-current assets	46,351	53,970

Total assets	$349,071	$309,299

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$55,530	$45,194
Accrued liabilities	31,330	29,769
Current portion of long-term debt	65,711	14,016
Current liabilities of discontinued operations held for sale	2,737	8,119

Total current liabilities	155,308	97,098

Non-current liabilities:
Long-term debt, less current portion	55,683	110,500
Non-current liabilities	1,535	1,169
Non-current liabilities of discontinued operations held for sale	—	2,292

Total non-current liabilities	57,218	113,961

Total liabilities	212,526	211,059

Stockholders’ equity
Common stock, $0.05 par value; issued 15,920 shares at
June 2, 2007 and 15,663 shares at June 3, 2006	796	783
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at June 2, 2007 and 3,093 shares at June 3, 2006	152	155
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	118,880	119,149
Common stock in treasury, at cost, 1,179 shares at June 2, 2007 and 1,261 shares at June 3, 2006	(6,989)	(7,473)
Retained earnings (accumulated deficit)	21,631	(19,048)
Accumulated other comprehensive income	2,075	897
Accumulated other comprehensive income from discontinued operations held for sale	—	3,777

Total stockholders’ equity	136,545	98,240

Total liabilities and stockholders’ equity	$349,071	$309,299